UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77004 / February 1, 2016

ADMINISTRATIVE PROCEEDING
File No. 3-17014

In the Matter of
 	
Bravo Resource Partners, Ltd.,
First Potash Corp.,
HIP Energy Corporation,
Musgrove Minerals Corp., and
Starcore International Ventures Ltd.
  (a/k/a Starcore International Mines
Ltd.),
 	
          Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO STARCORE INTERNATIONAL VENTURES LTD. (A/K/A STARCORE INTERNATIONAL MINES LTD.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Starcore International Ventures Ltd. (a/k/a Starcore International Mines Ltd.) ("SHVLF" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on December 22, 2015, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Starcore International Ventures Ltd. (a/k/a Starcore International Mines Ltd.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   SHVLF (CIK No. 1301713) is a British Columbia corporation located in Vancouver, British Columbia, Canada with a class of securities registered with the Commission under Exchange Act Section 12(g). As of December 9, 2015, the common shares of SHVLF (symbol SHVLF) were quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Inc., had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

     2.   SHVLF has failed to comply with Exchange Act Section 13(a) and Rule 13a-1 thereunder because it has not filed any periodic reports with the Commission since the period ended April 30, 2004.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                   Brent J. Fields
                   Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.